Nevada Power Company

6226 West Sahara Avenue

Las Vegas, Nevada 89146

September 5, 2006

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kurt Murao

Re:	Nevada Power Company

Registration Statement No. 333-134801

Ladies and Gentlemen:

Ladies and Gentlemen:

The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective on September 7, 2006 or as soon thereafter as practicable. This letter amends the requested effective date of the above-referenced Registration Statement as set forth in the letter filed by the undersigned registrant with the Commission on August 31, 2006.

Sincerely,

NEVADA POWER COMPANY

By: /s/ Paul J. Kaleta

        Paul J. Kaleta

        Senior Vice President, General Counsel

        & Secretary